# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clearway Energy, Inc., CIK 0001567683
CUSIP: 18539C105, 18539C204
Title of class of securities: Class A common stock; Class C common stock
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 78,263; shared voting power 0; sole dispositive power 78,263; shared dispositive power 0; aggregate amount beneficially owned 78,263 (0.2% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of Clearway Energy, Inc., a Delaware corporation: Class A Common Stock with CUSIP No. 18539C105 and Class C Common Stock with CUSIP No. 18539C204. The cover page of this Schedule 13D filing relates to the Class A Common Stock. Rows (7), (9) and (11) equal 85,120,535 shares of Class C Common Stock beneficially owned and row (13) equals 49.9% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock; Class C common stock
Name of issuer: Clearway Energy, Inc.
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Comment: Explanatory Note: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on January 30, 2025, as amended by Amendment No. 1 to the Schedule 13D filed on September 16, 2025 (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and restated to include the updated Annex A attached hereto, which is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D are incorporated by reference in its entirety into this Item 3.

BPM has been delegated authority to file this Schedule 13D with respect to the 78,263 shares of Class A Common Stock and 85,120,535 shares of Class C Common Stock beneficially owned by the GIP Entities.

Certain of BlackRock's Advisory Subsidiaries in their capacity as investment advisers to certain client accounts, held beneficial ownership of shares of Class A Common Stock and shares of Class C Common Stock. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries. As of the date hereof, BPM has been delegated authority to file this Schedule 13D with respect to the 56,422 shares of Class A Common Stock and 973,354 shares of Class C Common Stock (the "Reporting Advisory Shares") beneficially owned by the Reporting Advisory Subsidiaries as of April 1, 2026, which were acquired for an aggregate purchase price of approximately $1,623,418 and $25,693,294, respectively. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Third Amended Exchange Agreement

On April 1, 2026, the Issuer, Clearway Energy LLC and Clearway Energy Group entered into a Third Amended and Restated Exchange Agreement (the "Third Amended Exchange Agreement"), which amends and restates the Second Amended and Restated Exchange Agreement, dated as of October 28, 2024, among the Issuer, Clearway Energy LLC and Clearway Energy Group (the "Second Amended Exchange Agreement"). The Third Amended Exchange Agreement provides, among other things, that Clearway Energy Group (and certain permitted assignees and permitted transferees who acquire Class B Units or Class D Units of Clearway Energy LLC) may, from time to time, exchange their Class B Units of Clearway Energy LLC for shares of Class C Common Stock (rather than, in the case of Class B Units shares of Class A Common Stock), in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications; provided, that, upon any such exchange, a corresponding number of shares of Class B Common Stock or Class D Common Stock, as applicable, will be extinguished.

Class A Conversion

On March 9, 2026, the Issuer announced that its Board of Directors (the "Board") approved a proposal to amend and restate the Issuer's certificate of incorporation (the "Charter Amendment") that would convert each share of Class A Common Stock into one share of Class C Common Stock. Under the terms of the Charter Amendment, such conversion (the "Class A Conversion") would occur automatically at 12:01 a.m., Eastern Time, on the second business day following the filing of the Charter Amendment. The Board intends to submit a proposal to the Issuer's stockholders to approve the Charter Amendment (the "Charter Amendment Proposal") at the Issuer's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting"), which is expected to be held on or around April 29, 2026. The adoption of the Charter Amendment Proposal will require the affirmative vote of (i) 66-2/3% of the combined voting power of the shares of the Issuer's common stock outstanding and entitled to vote thereon and (ii) a majority of the voting power of the shares of Class A Common Stock outstanding and entitled to vote thereon.

Voting Trust Agreement

Clearway Energy Group intends to enter into a voting trust agreement (the "Voting Trust Agreement") with Wilmington Trust, National Association, as the voting trustee thereunder (the "Voting Trustee"), if the Amended Charter is approved at the 2026 Annual Meeting. Under the Voting Trust Agreement, Clearway Energy Group would, concurrently with, and contingent upon, the Class A Conversion, deposit into a voting trust (the "Voting Trust") a number of shares (the "Voting Trust Shares") of Class B Common Stock equal to the number of shares necessary to cause the total relative voting power that Clearway Energy Group holds in the Issuer as of immediately following the Class A Conversion to equal the total relative voting power that Clearway Energy Group holds in the Issuer as of immediately prior to the Class A Conversion. Based on the number of outstanding shares of each class of common stock on March 19, 2026, and assuming such number of shares equals the number of shares of each such class of common stock outstanding immediately prior to the Class A Conversion, the number of Voting Trust Shares that would be deposited into the Voting Trust would equal 41,683,815 shares of Class B Common Stock.

Under the terms of the Voting Trust Agreement, on any matter presented to the Issuer's stockholders for a vote, including the election or removal of directors and any corporate action (including certain proposed change of control transactions of the Issuer), the Voting Trustee would be required to vote the Voting Trust Shares in the same proportion as the votes cast by all stockholders of the Issuer (including Clearway Energy Group with respect to any shares not held in the Voting Trust). For any matter subject to a vote of the holders of the same class or series of securities as any Voting Trust Shares (voting separately as a class and not together with one or more other classes or series of voting securities of the Company), the Voting Trustee would be required to vote the Voting Trust Shares corresponding to such class or series in accordance with the written direction of Clearway Energy Group.

The foregoing descriptions of the Third Amended Exchange Agreement and Voting Trust Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Third Amended Exchange Agreement and the form of Voting Trust Agreement, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information in Items 3, 4 and 6 of the Schedule 13D is incorporated herein by reference.

The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any shares of Class A Common Stock or Class C Common Stock.

The aggregate percentages of shares of Class A Common Stock and Class C Common Stock reported as beneficially owned by the Reporting Business Units were calculated based on 34,613,853 and 86,290,173 shares of Class A Common Stock and Class C Common Stock, respectively, issued and outstanding as of March 19, 2026, as disclosed in the Issuer's Definitive Proxy Statement on Form DEF 14A filed with the SEC on March 24, 2026, plus 215,000 Class C Units issued pursuant to the Reporting Person's conversion of Class D Units on April 1, 2026, 42,738,750 Class B Units and 41,361,142 Class D Units beneficially owned by the GIP Entities as of April 1, 2026, each of which is exchangeable at any time for shares of Class C Common Stock on a one-for-one basis, respectively.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Annex B, attached hereto, sets forth the transactions that were effected by Clearway Energy Group and the Reporting Business Units in the Class A Common Stock and Class C Common Stock during the 60-day period ended April 1, 2026. The transactions in the Class A Common Stock and Class C Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein. Except as set forth in this Schedule 13D and Annex B, there have been no transactions in Class A Common Stock and Class C Common Stock during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Paragraph (e) of Item 5 is hereby amended and restated in its entirety as follows: As of the date hereof, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's Class A Common Stock outstanding. The filing of this Amendment No. 2 constitutes an exit filing for the Reporting Persons solely with respect to the Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Items 3, 4 and 5 of the Schedule 13D is incorporated herein by reference.

Accounts managed by the Reporting Business Units have entered into Short Positions with respect to 48,070 shares of Class C Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock, as of April 1, 2026). The Short Positions provide the Reporting Business Units with economic results that are opposite to the economic results of ownership. The lenders of the Short Positions are unaffiliated third-party financial institutions. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Positions.

Additionally, accounts managed by the Reporting Business Units have entered into Long Derivative Agreements in the form of cash-settled swaps with respect to 38,497 shares of Class A Common Stock (representing economic exposure to approximately 0.1% of the total issued and outstanding shares of Class A Common Stock as of April 1, 2026). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class A Common Stock that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class A Common Stock that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into Short Derivative Agreements in the form of cash-settled swaps with respect to 6,847 shares of Class C Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock as of April 1, 2026). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the shares of Class A Common Stock and the shares of Class C Common Stock that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit 99.A: Amended and restated Annex A (filed herewith)

Exhibit 99.B: Amended and restated Annex B (filed herewith)

Exhibit 14: Third Amended and Restated Exchange Agreement, dated as of April 1, 2026, by and among Clearway Energy, Inc. (formerly known as NRG Yield, Inc.), Clearway Energy LLC (formerly known as NRG Yield LLC) and Clearway Energy Group LLC (formerly known as Zephyr Renewables LLC) (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2026).

Exhibit 15: Form of Voting Trust Agreement (incorporated by reference to Appendix C of the Issuer's Definitive Proxy Statement on Form DEF 14A filed on March 24, 2026).

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Attorney-in-Fact (04/03/2026)